Exhibit 99.2

Consolidated Financial Statements of

neptune technologies & Bioressources inc.

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

KPMG LLPTelephone (514) 840-2100

600 de Maisonneuve Blvd. WestFax(514) 840-2187

Suite 1500, Tour KPMGInternetwww.kpmg.ca

Montréal (Québec)  H3A 0A3

Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Neptune Technologies & Bioressources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Neptune Technologies & Bioressources Inc. (the "Entity"), which comprise the consolidated statements of financial position as at March 31, 2018 and March 31, 2017, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the year ended March 31, 2018 and the thirteen-month period ended March 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at March 31, 2018 and  March 31, 2017, and its consolidated financial performance and its consolidated cash flows for the year ended March 31, 2018 and the thirteen-month period ended March 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB").  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

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An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Entity's auditor since 2007.

June 5, 2018

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A119178

neptune technologies & bioressources inc.

Consolidated Financial Statements

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

Financial Statements

neptune technologies & bioressources inc.

Consolidated Statements of Financial Position

As at March 31, 2018 and 2017

	March 31,	March 31,
	2018	2017
Assets

Current assets:
Cash and cash equivalents (note 24)	$24,287,107	$15,802,363
Restricted short-term investment (note 24)	2,350,000	—
Trade and other receivables (note 5)	5,590,847	13,559,469
Tax credits receivable (note 18)	49,597	139,932
Prepaid expenses	372,944	684,261
Inventories (note 6)	5,261,329	13,242,735
Other financial asset (note 21 (a)(iii))	19,090	—
	37,930,914	43,428,760

Restricted short-term investments (note 24)	60,000	2,745,000
Property, plant and equipment (note 7)	41,880,847	45,864,367
Intangible assets (note 8)	5,236,363	11,947,693
Goodwill (note 8)	6,750,626	6,750,626
Tax credits recoverable (note 18)	152,464	152,464
Deferred tax assets (note 18)	—	265,461
Other assets (notes 13 and 21 (a)(i))	6,585,740	65,745
Total assets	$98,596,954	$111,220,116

Liabilities and Equity

Current liabilities:
Trade and other payables (note 9)	$6,747,889	$9,993,019
Loans and borrowings (note 10)	4,661,356	7,192,315
Deferred revenues	109,954	549,675
	11,519,199	17,735,009

Deferred lease inducements	267,101	326,456
Long-term payable (note 11)	249,714	795,072
Deferred tax liabilities (note 18)	27,170	—
Loans and borrowings (note 10)	—	15,739,229
Unsecured convertible debentures	—	1,406,365
Other financial liabilities (note 21 (a)(ii) and (iii))	—	417,747
Total liabilities	12,063,184	36,419,878

Equity:
Share capital (note 12)	128,483,507	127,201,343
Warrants (note 12 (e))	648,820	648,820
Contributed surplus	36,355,549	33,335,136
Accumulated other comprehensive income (loss)	525,559	(427,350)
Deficit	(79,479,665)	(97,010,523)
Total equity attributable to equity holders of the Corporation	86,533,770	63,747,426

Non-controlling interest (note 13)	—	7,435,948
Subsidiary warrants, options and other equity (note 13)	—	3,616,864
Total equity attributable to non-controlling interest	—	11,052,812
Total equity	86,533,770	74,800,238

Commitments and contingencies (note 23)
Total liabilities and equity	$98,596,954	$111,220,116

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ John Moretz	/s/ François R. Roy
John Moretz	François R. Roy
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Earnings and Comprehensive Income

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

	March 31, 2018	March 31, 2017
	(12 months)	(13 months)
Revenue from sales (note 4)	$26,168,469	$45,734,361
Royalty revenues	1,477,113	1,083,022
Total revenues	27,645,582	46,817,383

Cost of sales (note 6)	(18,944,321)	(34,015,571)
Other cost of sales - impairment loss on inventories (notes 4 et 6)	(2,376,969)	—
	(21,321,290)	(34,015,571)
Gross margin	6,324,292	12,801,812

Research and development expenses	(12,395,671)	(7,248,873)
Research tax credits and grants (note 18)	(1,751,952)	2,408,377
	(14,147,623)	(4,840,496)
Selling, general and administrative expenses	(14,708,250)	(17,060,852)
Other income - royalty settlement (note 14)	—	15,301,758
Other income - net gain on sale of assets (note 4)	23,702,312	—
Income from operating activities	1,170,731	6,202,222

Gain on loss of control of subsidiary (note 13)	8,783,613	—

Finance income	227,465	66,536
Finance costs (note 16)	(2,446,279)	(2,772,146)
Change in fair value of derivative assets and liabilities and loss on sale of available-for-sale investment (note 21)	(36,347)	(263,135)
	(2,255,161)	(2,968,745)
Income before income taxes	7,699,183	3,233,477

Income tax recovery (expense) (note 18)	1,640,200	(2,353,628)
Net income	9,339,383	879,849

Other comprehensive income (loss) (that may be reclassified subsequently to net income)
Unrealized gains (losses) on available-for-sale investments (notes 13 and 21 (a)(i))	544,834	(104,705)
Net change in unrealized gains on derivatives designated as cash flow hedges (note 21 (a)(iii))	26,388	29,751
Reclassification to net income of accumulated realized gain on available-for-sale investment (note 21 (a)(i))	381,687	—
Total other comprehensive income (loss)	952,909	(74,954)

Total comprehensive income	$10,292,292	$804,895

Net income attributable to:
Equity holders of the Corporation	$17,530,858	$6,913,228
Non-controlling interest (note 13)	(8,191,475)	(6,033,379)
Net income	$9,339,383	$879,849

Total comprehensive income attributable to:
Equity holders of the Corporation	$18,483,767	$6,838,274
Non-controlling interest (note 13)	(8,191,475)	(6,033,379)
Total comprehensive income	$10,292,292	$804,895

Basic and diluted income per share	$0.22	$0.09

Basic weighted average number of common shares (note 19)	78,599,208	77,945,548
Diluted weighted average number of common shares (note 19)	79,359,296	78,145,887

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Changes in Equity

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
					Accumulated
	Share Capital				other comprehensive				Subsidiary
					income (loss)				warrants,
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	options and other equity	Non- controlling interest	Total	Total equity
Balance at March 31, 2017	77,968,587	$127,201,343	$648,820	$33,335,136	$(420,052)	$(7,298)	$(97,010,523)	$63,747,426	$3,616,864	$7,435,948	$11,052,812	$74,800,238

Net income (loss) for the period	–	–	–	–	–	–	17,530,858	17,530,858	–	(8,191,475)	(8,191,475)	9,339,383
Other comprehensive income for the period	–	–	–	–	926,521	26,388	–	952,909	–	–	–	952,909
Total comprehensive income (loss) for the period	–	–	–	–	926,521	26,388	17,530,858	18,483,767	–	(8,191,475)	(8,191,475)	10,292,292

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 17)	–	–	–	1,623,145	–	–	–	1,623,145	660,611	–	660,611	2,283,756
Liability settled in shares (note 12 (b))	630,681	848,070	–	–	–	–	–	848,070	–	–	–	848,070
DSU released (note 12 (c))	55,944	80,000	–	(80,000)	–	–	–	–	–	–	–	–
Share options exercised (note 12 (d))	149,000	354,094	–	(97,478)	–	–	–	256,616	–	–	–	256,616
Loss of control of subsidiary (note 13)	–	–	–	–	–	–	–	–	(2,739,050)	505,077	(2,233,973)	(2,233,973)
Total contributions by and distribution to equity holders	835,625	1,282,164	–	1,445,667	–	–	–	2,727,831	(2,078,439)	505,077	(1,573,362)	1,154,469

Change in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options (note 13 (i))	–	–	–	1,466,459	–	–	–	1,466,459	(1,466,459)	–	(1,466,459)	–
Exercise of warrants (note 13 (ii))	–	–	–	155,720	–	–	–	155,720	(71,966)	300,496	228,530	384,250
Fees related to past financing of Acasti (note 13 (iii))	–	–	–	(52,452)	–	–	–	(52,452)	–	(102,011)	(102,011)	(154,463)
Convertible debenture interest settled in shares (note 13 (iv))	–	–	–	5,019	–	–	–	5,019	–	51,965	51,965	56,984
Total changes in ownership interest in subsidiaries	–	–	–	1,574,746	–	–	–	1,574,746	(1,538,425)	250,450	(1,287,975)	286,771

Total transactions with equity holders	835,625	1,282,164	–	3,020,413	–	–	–	4,302,577	(3,616,864)	755,527	(2,861,337)	1,441,240

Balance at March 31, 2018	78,804,212	$128,483,507	$648,820	$36,355,549	$506,469	$19,090	$(79,479,665)	$86,533,770	$–	$–	$–	$86,533,770

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Changes in Equity, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
					Accumulated
	Share Capital				other comprehensive				Subsidiary
					income (loss)				warrants,
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	options and other equity	Non- controlling interest	Total	Total equity
Balance at February 29, 2016	77,968,587	$127,201,343	$648,820	$29,871,114	$(315,347)	$(37,049)	$(103,923,751)	$53,445,130	$5,548,482	$7,931,269	$13,479,751	$66,924,881

Net income (loss) for the period	–	–	–	–	–	–	6,913,228	6,913,228	–	(6,033,379)	(6,033,379)	879,849
Other comprehensive (loss) income for the period	–	–	–	–	(104,705)	29,751	–	(74,954)	–	–	–	(74,954)
Total comprehensive income (loss) for the period	–	–	–	–	(104,705)	29,751	6,913,228	6,838,274	–	(6,033,379)	(6,033,379)	804,895

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 17)	–	–	–	1,340,324	–	–	–	1,340,324	674,578	–	674,578	2,014,902
Total contributions by and distribution to equity holders	–	–	–	1,340,324	–	–	–	1,340,324	674,578	–	674,578	2,014,902

Change in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options (note 13 (v))	–	–	–	3,059,035	–	–	–	3,059,035	(3,059,035)	–	(3,059,035)	–
Acasti public offering (note 13 (vi))	–	–	–	(935,337)	–	–	–	(935,337)	143,932	5,538,058	5,681,990	4,746,653
Acasti issue of unsecured convertible debentures, net of deferred income tax expense of $129,362 (note 13 (vi))	–	–	–	–	–	–	–	–	308,907	–	308,907	308,907
Total changes in ownership interest in subsidiaries	–	–	–	2,123,698	–	–	–	2,123,698	(2,606,196)	5,538,058	2,931,862	5,055,560

Total transactions with equity holders	–	–	–	3,464,022	–	–	–	3,464,022	(1,931,618)	5,538,058	3,606,440	7,070,462

Balance at March 31, 2017	77,968,587	$127,201,343	$648,820	$33,335,136	$(420,052)	$(7,298)	$(97,010,523)	$63,747,426	$3,616,864	$7,435,948	$11,052,812	$74,800,238

See accompanying notes to consolidated financial statements.

neptune technologies & bioressources inc.

Consolidated Statements of Cash Flows

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

	March 31,	March 31,
	2018	2017
	(12 months)	(13 months)
Cash flows (used in) from operating activities:
Net income for the period	$9,339,383	$879,849
Adjustments:
Depreciation of property, plant and equipment	2,617,646	2,741,670
Amortization of intangible assets	924,236	1,075,130
Stock-based compensation	2,283,756	2,014,902
Impairment loss on inventories (note 6)	2,376,969	256,913
Gain on loss of control of subsidiary (note 13)	(8,783,613)	—
Recognition of deferred revenues	(549,671)	(397,440)
Amortization of deferred lease inducements	(59,355)	(64,303)
Net finance expense	2,255,161	2,968,745
Realized foreign exchange gain (loss)	(345,781)	155,840
Net gain on sale of assets, excluding transaction costs and severances (note 4)	(25,544,261)	—
Charge on settlement of liability	90,385	—
Income taxes expense (recovery) (note 18)	(1,640,200)	2,353,628
Tax credits recoverable (note 18)	1,932,831	(1,966,757)
	(15,102,514)	10,018,177
Changes in operating assets and liabilities (note 20)	7,515,995	(1,575,745)
Income taxes paid	—	(629,001)
	(7,586,519)	7,813,431
Cash flows from investing activities:
Maturity of short-term investments	519,000	23,341,837
Acquisition of short-term investments	(184,000)	(15,737,245)
Proceeds on sale of assets (note 4)	43,075,587	—
Proceeds on sale of investment (note 21 (a)(i))	104,110	—
Interest received	227,465	66,066
Acquisition of property, plant and equipment	(1,267,364)	(2,942,276)
Acquisition of intangible assets	(3,783,669)	(1,715,464)
Cash reduction related to loss of control of Acasti (note 13)	(2,666,122)	—
	36,025,007	3,012,918
Cash flows used in financing activities:
Variation of the bank line of credit (note 20 (c))	490,000	(1,040,000)
Repayment of loans and borrowings (note 20 (c))	(19,389,098)	(7,654,363)
Increase in long-term debt, net of finance costs	—	3,666,311
Interest paid	(873,305)	(2,219,320)
Penalty on debt reimbursement (note 20 (c))	(263,483)	—
Settlement of derivative swap agreements (note 20 (c))	(58,999)	—
Issuance of shares costs (note 12 (b))	(9,930)	—
Proceeds from exercise of options (note 12 (d))	256,616	—
Proceeds from Acasti warrants	384,250	—
Payment of Acasti public offering transaction costs	(380,765)	—
Payment of Acasti debt issuance transaction costs	(40,305)	—
Net proceeds from Acasti public offering (note 13 (ii)) and private placement	—	6,881,023
	(19,885,019)	(366,349)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(68,725)	(130,564)
Net increase in cash and cash equivalents	8,484,744	10,329,436
Cash and cash equivalents as at April 1, 2017 and March 1, 2016	15,802,363	5,472,927
Cash and cash equivalents as at March 31, 2018 and 2017	$24,287,107	$15,802,363

Cash and cash equivalents is comprised of:
Cash	$5,784,810	$12,808,173
Cash equivalents	18,502,297	2,994,190

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

1.	Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its main subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga") and Acasti Pharma Inc. ("Acasti") until the loss of control of the subsidiary on December 27, 2017. As at March 31, 2018, the investment in Acasti is presented in "Other assets" in the consolidated statement of financial position (refer to note 13). On August 7, 2017, Neptune exited bulk krill oil manufacturing and distribution activities (refer to note 4). Beginning in fiscal 2017, the Corporation’s fiscal year ends on March 31. As a result, the comparative period includes 13 months of operations, beginning on March 1, 2016 and ending on March 31, 2017.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Corporation formulates and develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extracts and formulations in high potential growth segments such as medical and wellness cannabinoid-based products.

2.	Basis of preparation:
(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were approved by the Board of Directors on June 5, 2018.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment (note 3 (l)(ii));
•	Available-for-sale financial assets which are measured at fair value (notes 13 and 21 (a)(i));
•	Derivative hedging financial instrument which is measured at fair value (note 21 (a)(iii)); and
•	Derivative warrant liabilities which were measured at fair value until deconsolidation of Acasti (note 21 (a)(ii)).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
(c)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Determining that the goodwill recorded on the acquisition of the Biodroga operations should be fully associated with these operations and therefore that none should be allocated to the sale of assets (note 4);

•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of  economic benefits that will be required to settle matters subject to litigation (note 23); and

•	Assessing the criteria for recognition of tax assets (note 18).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets (note 3 (f)(ii)).
3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Corporation’s subsidiaries.

(a)	Basis of consolidation:
(i)	Business combinations and related goodwill:

Business combinations are accounted for using the acquisition method as at the acquisition date, when control is transferred. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Corporation on the date control of the acquired company is obtained. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Corporation measures goodwill as the fair value for the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized immediately in the consolidated statement of earnings and comprehensive loss as a gain from a bargain purchase.

Restructuring, transaction costs other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred.

Subsequent recognition of goodwill:

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment at least annually and upon occurrence of an indication of impairment. The impairment testing process is described in the appropriate section of these accounting policies.

Subsidiaries:

Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii)	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

(iii)	Subsidiary warrants, options and other equity:

Subsidiary warrants, options and other equity are comprised of equity-classified warrants, rights and options issued by the subsidiary, as well as options and rights issued by the Corporation over the subsidiary’s equity instruments. Because they do not represent outstanding participating non-controlling interests, they are recorded at cost and remain presented as a sub-component of non-controlling interest until such time they are exercised or expire.

(iv)	Acquisitions and dispositions of non-controlling interests while retaining control:

Acquisitions and dispositions of non-controlling interests while retaining control are accounted for as transactions with equity holders in their capacity as equity holders; therefore, no goodwill is recognized as a result of acquisitions and no gain or loss is recognized in connection with dispositions.

Upon acquisition or disposition of non-controlling interests while retaining control, the Corporation adjusts non-controlling interests to reflect the relative change in its interest in the subsidiary’s equity, before giving effect of the elimination of the intra-group balances. Any difference between the amount by which non-controlling interest is adjusted and the fair value of consideration paid or received is recognized directly in equity attributable to shareholders of the Corporation. The fair value of consideration paid includes the cost of any subsidiary warrants, options and other equity exercised as part of the operation.

Subsidiary warrants, options and other equity that expire unexercised are transferred to equity attributable to shareholders of the Corporation.

(v)	Attribution of profit or loss:

Profit or loss of the subsidiaries is attributed to the Corporation’s shareholders and to non-controlling interests based on their respective share of participating equity instruments in each subsidiary outstanding during the period. This allocation is made giving effect to subsidiary profit and loss and before the elimination of intra-group balances.

(b)	Financial instruments:
(i)	Non-derivative financial assets:

The Corporation has the following non-derivative financial assets: cash and cash equivalents, restricted short-term investments, trade and other receivables and other assets.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, trade and other receivables and restricted short-term investments.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand form an integral part of the Corporation’s cash management and are included as a component of cash and cash equivalents for the purpose of the consolidated statements of cash flows.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories of financial assets. These assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, are recognized in other comprehensive income (loss) and presented in accumulated other comprehensive income (loss) in equity. When an available-for-sale financial asset is derecognized, the gain or loss accumulated other comprehensive income (loss) in equity is reclassified to income or loss. The Corporation’s available-for-sale financial asset is comprised only of quoted equity securities and is presented as Other Assets.

(ii)	Non-derivative financial liabilities:

The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

The Corporation has the following non-derivative financial liabilities: loans and borrowings, trade and other payables and long-term payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(iv)	Compound financial instruments:

Compound financial instruments are instruments that can be converted to share capital at the option of the holder, and the number of shares to be issued is fixed.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

(v)	Derivative financial instruments and hedge accounting:

Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity. Embedded derivative is separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

Hedge accounting:

Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged risk is a variability in the future cash flows of the hedged item, or a “fair value hedge”, when the hedged risk is a variability in the fair value of the hedged item. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in income.

Cash flow hedges:

For derivative financial instruments designated as cash flow hedges, the effective portion of changes in their fair value is recognized in other comprehensive income in the consolidated statement of comprehensive income and presented in the cash flow hedges reserve in equity. Any ineffectiveness is recognized in income immediately as it arises in the same consolidated statement of earnings and comprehensive loss account as the hedged item when realized.

Should a cash flow hedging relationship become ineffective or the hedging relationship be terminated, previously unrealized gains and losses remain within the cash flows hedges reserve until the hedged item is settled and any future changes in value of the derivative are recognized in income prospectively.

When the hedged item is realized, amounts recognized in the cash flow hedge reserve are reclassified to the same consolidated statement of earnings and comprehensive loss account or reclassified to the related non-financial asset in which the hedged item is recorded. If the hedged item ceases to exist before the hedging instrument expires, the unrealized gains or losses within the cash flow hedge reserve are immediately reclassified to income.

Use of derivative financial instruments:

Derivative financial instruments are utilized, from time to time, by the Corporation in the management of its foreign currency exposures and interest-rate market risks. These derivative financial instruments are used as a method for meeting the risk reduction

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017 objectives of the Corporation by generating offsetting cash flows related to the underlying position in respect of amount and timing of forecasted foreign currency cash flows and interest payments.

The Corporation uses interest rate swap agreements to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swaps as cash flow hedges for which it uses hedge accounting.

When it utilizes derivatives in hedge accounting relationships, the Corporation formally documents and designates all of its eligible hedging relationships. This process involves associating all derivatives to specific assets and liabilities on the consolidated statement of financial position or with forecasted or probable transactions. The Corporation also formally assesses the effectiveness of hedging relationships at inception and on an on-going basis.

(vi)	Other equity instruments:

Warrants, options and rights over the Corporation’s equity issued outside of share-based payment transactions that do not meet the definition of a liability instrument are recognized in equity.

(c)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials, supplies and spare parts is based on the weighted-average cost method. The cost of finished goods and work in progress includes expenditures incurred in acquiring the inventories, production or conversion costs, sub-contractors costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(d)	Property, plant and equipment:
(i)	Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit (loss).

(ii)	Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Building and building components	Straight-line	20 to 40 years
Laboratory, R&D and plant equipment	Straight-line	10 to 20 years
Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	2 to 5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

(e)	Intangible assets:
(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(ii)	Other intangible assets:

Non-compete agreements

Non-compete agreements were valued as part of business acquisitions and are amortized on a straight-line basis over a period of 3 years from the acquisition date.

Customer relationships

Customer relationships were acquired as part of business acquisitions and are amortized on a straight-line basis over a period of 10 years from the acquisition date.

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred. Patent costs are amortized on a straight-line basis over a period of 20 years.

License agreements

License agreements are mainly comprised of a license agreement acquired separately or as part of business acquisitions and are amortized on a straight-line basis between a period of 12 or 13 years from the acquisition date according to the licence agreement.

Trademarks

Trademarks have indefinite useful lives considering that they can be renewed at a minimal cost and are not amortized. They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Any impairment is recognized in profit or loss.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

(iv)	Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than trademarks, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are described above.

(f)	Impairment:
(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in accumulated other comprehensive income to profit or loss.  The amount reclassified is the difference between the acquisition cost and the current fair value, less any impairment loss previously recognized in profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, and other than inventories, tax credits receivable and recoverable and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

Goodwill:

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. The Corporation defines its CGUs based on the way it internally monitors and derives economic benefits from the acquired goodwill. Impairment losses for a CGU is first allocated to reduce goodwill. An impairment loss in respect of goodwill is not reversed in future periods.

(g)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(h)	Revenue:
(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized on delivery when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The Corporation considers delivery to have occurred upon shipment, or in some cases, upon reception by the customer. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(ii)	Royalty revenues:

Royalties are earned under the terms of the applicable agreement and are generally recognized on this basis. Royalty revenues are recognized when it is probable that the economic benefits associated with the transaction will be received and the amount can be measured reliably.

(i)	Government grants:

Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(j)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Contingent lease payments are accounted for in the period in which they are incurred.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

(k)	Foreign currency:

Transactions in foreign currencies are translated to the respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in profit or loss.

(l)	Employee benefits:
(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus and subsidiary warrants and options, as applicable, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the share-based payment transactions is measured based on valuation models. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on contractual life, tranche vesting term and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(m)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense and accretion on borrowings, unwinding of the discount on provisions, financing costs, penalty on debt reimbursement, impairment losses recognized on financial assets and bank charges. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

(n)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earnings per share:

The Corporation presents basic and diluted earnings per share ("EPS'') data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants, share options and deferred share units granted to employees.

(p)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly by the Corporation’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

(q)	New standard and interpretation adopted during the year:

Statement of Cash Flows:

In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require an entity to disclose the following changes in liabilities arising from financing activities (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. One way to fulfil the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. In addition, if an entity provides the required disclosure with disclosures of changes in other assets and liabilities, it must disclose the changes in liabilities arising from financing activities separately from changes in those other assets and liabilities. The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Corporation adopted this amendment for the annual period beginning on April 1, 2017 (refer to note 20 (c)).

(r)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017, and have not been applied in preparing these consolidated financial statements.

(i)	Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its consolidated financial statements

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017 for the annual period beginning on April 1, 2018. The Corporation is currently finalizing the impact of adoption of this standard on its consolidated financial statements.

The Corporation expects no significant impact on its consolidated financial statements from the transition to the classification and measurement requirements of IFRS 9.

On transition to IFRS 9, the Corporation must either designate the investment in Acasti as a financial asset measured at fair value through profit and loss or as an investment in an equity instrument measured at fair value through other comprehensive income. In the former case, changes in fair value to March 31, 2018 of $506,469, would be reclassified from accumulated other comprehensive income to reduce the deficit on initial application, with subsequent changes in fair value recognized in net income. In the latter case, the change in fair value would continue to be recognized in other comprehensive income and would never be reclassified to net income. Management has not yet completed its IFRS 9 analysis and therefore has not finalized the accounting designation for the investment in Acasti.

IFRS requires the Corporation to record expected credit losses on all its trade receivables and other financial assets, either on a 12-month or lifetime basis. The Corporation does not expect the potential impact to be significant on its consolidated financial statements.

The Corporation believes that the existing hedge relationship that is currently designated in an effective hedging relationship will still qualify for hedge accounting under IFRS 9. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, the adoption of IFRS 9 is not expected to have a significant impact on the Corporation’s hedge accounting.

(ii)	Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on April 1, 2018. The Corporation is currently finalizing the impact of adoption of this standard on its consolidated financial statements.

The Corporation expects no significant impact on its consolidated financial statements, other than the disclosure requirements noted below.

The majority of the Corporation’s contracts are contracts with customers in which the sale of goods is generally expected to be the only performance obligation. The Corporation expects the revenue recognition to occur at a point in time when control of the assets is transferred to the customer, generally on delivery of the goods, consistent with its current practice.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and is expected to significantly increase the volume of disclosures required in the Corporation’s consolidated financial statements. The Corporation is currently developing processes necessary to collect and disclose the required information. The Corporation will be providing the required disclosure in its quarterly and annual consolidated financial statements for the year ended March 31, 2019.

(iii)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The Corporation is currently assessing the extent of the impact of adoption of the standard.

(iv)	Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017 based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its consolidated financial statements for the annual period beginning on April 1, 2018. The Corporation is currently assessing the extent of the impact of adoption of the standard but does not expect significant impacts on adoption.

(v)	Income tax:

On June 7, 2017, the IASB issued IFRIC 23 – Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and
•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation intends to adopt the Interpretation in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

4.	Sale of assets:

On August 7, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker BioMarine”) concluded an agreement whereby Aker BioMarine acquired Neptune’s intellectual property, list of customers and krill oil inventory for a cash consideration of $43,075,587 (US$34 million) paid at closing. Under this agreement, Neptune exits bulk krill oil manufacturing and distribution activities and Aker BioMarine becomes exclusive krill oil supplier to Neptune’s solutions business. An amount of $11,175,466 of such proceeds was used for debt reimbursement and to pay the penalty on early repayment of $263,483 concurrent with the sale transaction and an additional $2,391,673 of debt was repaid on October 6, 2017.

The assets sold were included in the Nutraceutical segment. The disposal of the krill oil manufacturing and distribution activities allows the Corporation to accelerate its efforts to position the Corporation in attractive growth opportunities and product lines such as the medical and wellness cannabis oil extraction project, in line with its growth strategy. The krill oil manufacturing and distribution sales were $3.2 million during the year ended March 31, 2018 ($21.5 million for the thirteen-month period ended March 31, 2017) and the gross margin, excluding the impairment loss on inventories of $2.4 million, was $1.2 million during the year ended March 31, 2018 ($6.2 million for the thirteen-month period ended March 31, 2017).

The Sherbrooke facility was not part of the transaction and it will be used for the development of unique extractions targeted towards high potential growth segments such as the cannabis industry. A large number of our employees saw their employment end as part of this transaction. A small team of people continues to work on special projects including the medical and wellness cannabis project at the facility as well as activities relating to exiting the bulk krill oil business. As the Sherbrooke facility was not part of the transaction, it did not qualify as discontinued operations for accounting purposes. Furthermore, management assessed the recoverable amount of the Sherbrooke facility and no revaluation of the useful life and no impairment of the plant and related equipment were recorded for the year ended March 31, 2018.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

The following table presents a reconciliation of the net gain on sale of assets for the year ended March 31, 2018 and the full impact of the sale transaction and concurrent debt reimbursements on the net income of the Corporation:

August 7, 2017

Total transaction proceeds	$43,075,587
Inventory sold	(11,185,572)
Net intangible assets sold	(5,791,710)
Write-off of assets, severance costs, transaction costs and costs for activities relating to exiting the bulk krill oil business (i)	(2,395,993)
Net gain on sale of assets as presented in the consolidated statement of earnings	$23,702,312

Impairment loss in inventories – presented in cost of sales (note 6)	(2,376,969)
Penalty on reimbursement, loss on financing fees and reversal of accretion from non-interest bearing debt reimbursed – presented in finance costs (note 16)	(920,429)
Total impact of the transaction on the net income before tax	$20,404,914

(i) Including non-cash write-off of assets of $554,044, employee severance of $1,063,790 and transaction costs of $497,811.

5.	Trade and other receivables:

	March 31,	March 31,
	2018	2017

Trade receivables	$4,926,632	$7,390,701
Sales taxes receivable	215,184	153,652
Accrued and other receivables	426,488	6,015,116
Grants receivables	22,543	—
	$5,590,847	$13,559,469

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in note 21 (b).

6.	Inventories:

	March 31,	March 31,
	2018	2017

Raw materials	$3,358,264	$5,539,437
Work in progress	474,057	3,154,833
Finished goods	675,031	3,807,455
Supplies and spare parts	753,977	741,010
	$5,261,329	$13,242,735
For the year ended March 31, 2018, the cost of sales of $21,321,290 ($34,015,571 for the thirteen-month period ended March 31, 2017) was comprised of inventory costs of $18,359,553 ($33,334,255 for the thirteen-month period ended March 31, 2017) which consisted of raw materials and changes in work in progress and finished goods, other costs of $584,768 ($424,403 for the thirteen-month period ended March 31, 2017) and impairment loss on inventories of $2,376,969 ($256,913 for the thirteen-month period ended March 31, 2017).

Finished goods and work in progress inventories with a carrying value of $11,185,572 was sold to Aker BioMarine during the year ended March 31, 2018 (note 4). Furthermore, the impairment loss on inventories of $2,376,969, was recorded for the year ended March 31, 2018 on raw materials after the sale of assets transaction and is all related to the nutraceutical segment. See note 4.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

7.	Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Cost:
Balance at February 29, 2016	$228,630	$23,009,625	$26,073,781	$499,159	$281,766	$50,092,961
Additions	–	6,231	2,953,611	9,710	88,820	3,058,372
Disposals	–	–	(8,995)	(45,102)	–	(54,097)
Balance at March 31, 2017	228,630	23,015,856	29,018,397	463,767	370,586	53,097,236

Additions	–	147,263	1,182,102	–	86,555	1,415,920
Loss of control of Acasti (note 13)	–	–	(3,299,059)	(18,407)	(13,759)	(3,331,225)
Balance at March 31, 2018	$228,630	$23,163,119	$26,901,440	$445,360	$443,382	$51,181,931

Accumulated depreciation:
Balance at February 29, 2016	–	1,721,529	2,358,964	258,377	206,426	4,545,296
Disposals	–	–	(8,995)	(45,102)	–	(54,097)
Depreciation for the thirteen-month period	–	899,412	1,743,346	57,439	41,473	2,741,670
Balance at March 31, 2017	–	2,620,941	4,093,315	270,714	247,899	7,232,869

Loss of control of Acasti (note 13)	–	–	(529,344)	(13,070)	(7,017)	(549,431)
Depreciation for the year	–	830,850	1,712,516	37,820	36,460	2,617,646
Balance at March 31, 2018	$–	$3,451,791	$5,276,487	$295,464	$277,342	$9,301,084

Net carrying amounts:
March 31, 2017	$228,630	$20,394,915	$24,925,082	$193,053	$122,687	$45,864,367
March 31, 2018	228,630	19,711,328	21,624,953	149,896	166,040	41,880,847

From the balance of property, plant and equipment, an amount of $1,152,814 (2017 - $172,142) represents assets which are not yet in service as at March 31, 2018.

Depreciation expense has been recorded in the following accounts in the consolidated statements of earnings and comprehensive income:

	March 31,	March 31,
	2018	2017
	(12 months)	(13 months)

Cost of sales	$1,067,629	$2,264,748
Research and development expenses	1,321,145	229,541
Selling, general and administrative expenses	228,872	247,381
	$2,617,646	$2,741,670

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

8.	Intangible assets and goodwill:

	Non-compete	Customer		License
	agreements	relationships	Patents	agreements	Trademarks	Total

Cost:
Balance at February 29, 2016	$400,000	$4,100,000	$1,544,467	$1,552,334	$150,289	$7,747,090
Additions	—	—	2,126	6,182,604	12,937	6,197,667
Balance at March 31, 2017	400,000	4,100,000	1,546,593	7,734,938	163,226	13,944,757
Additions	—	—	—	772	3,844	4,616
Sale to Aker BioMarine (note 4)	—	—	(1,185,773)	(5,553,524)	(167,070)	(6,906,367)
Balance at March 31, 2018	$400,000	$4,100,000	$360,820	$2,182,186	$—	$7,043,006

Accumulated depreciation:
Balance at February 29, 2016	$22,000	$68,200	$814,174	$17,560	$—	$921,934
Amortization for the thirteen- month period	143,000	443,300	108,400	380,430	—	1,075,130
Balance at March 31, 2017	165,000	511,500	922,574	397,990	—	1,997,064
Sale to Aker BioMarine (note 4)	—	—	(576,458)	(538,199)	—	(1,114,657)
Amortization for the year	132,111	409,267	14,704	368,154	—	924,236
Balance at March 31, 2018	$297,111	$920,767	$360,820	$227,945	$—	$1,806,643

Net carrying amounts:
March 31, 2017	$235,000	$3,588,500	$624,019	$7,336,948	$163,226	$11,947,693
March 31, 2018	102,889	3,179,233	—	1,954,241	—	5,236,363

Amortization expense of $924,236 have been recorded in the Selling, general and administrative expenses in the consolidated statements of earnings and comprehensive income for the year ended March 31, 2018 ($1,075,130 for the thirteen-month period ended March 31, 2017).

An impairment test of goodwill is performed on an annual basis, or more frequently if an impairment indicator is triggered. Impairment is determined by assessing the recoverable amount of the group of CGUs to which goodwill is allocated and comparing it to the CGUs’ carrying amount. For the purpose of impairment testing, goodwill is allocated to the Biodroga operations CGU of the nutraceutical segment which represents the lowest level within the Corporation at which the goodwill is monitored for internal management purposes.

The Corporation performed its annual impairment testing of goodwill as at March 31, 2018. The recoverable amount of Biodroga operations CGU was determined using the value-in-use basis (as at March 31, 2017, the recoverable amount was determined using fair value less cost to sell of the nutraceutical group of CGUs based on quoted market prices, using level 1 inputs in the fair value hierarchy), and was determined to be higher than the carrying value, as such goodwill was not impaired.

The value-in-use of the CGU was estimated using discounted cash flow forecasts with a discount rate of 18.2%. The discount rate represents the weighted average cost of capital ("WACC") for comparable companies operating in similar industries as the CGU, based on publicly available information.

Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risks related to the projected cash flows of the CGU.

Cash flows were projected based on past experience, actual operating results and the three-year business plan including a terminal growth rate of 2.0%.

The assumptions used by the Corporation in the cash flow forecast discounting model are classified as Level 3 in the fair value hierarchy, signifying that they are not based on observable market data. The model is particularly sensitive to the future expected cash flows in the upcoming periods, should these not be realized, an impairment loss may be needed in future periods.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

9.	Trade and other payables:

	March 31,	March 31,
	2018	2017

Trade payables	$2,425,617	$4,344,557
Accrued liabilities and other payables	2,773,043	3,757,436
Employee salaries and benefits payable	1,549,229	1,891,026
	$6,747,889	$9,993,019

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in note 21 (b).

10.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	March 31,	March 31,
	2018	2017

Loans and borrowings:
Loan, bearing interest at prime rate plus 2.5% (plus 3.25% before October 14, 2016), secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $89,286 and a final payment of $3,314,276 on December 2018. The interest risk of the loan is mitigated by an interest rate swap. The Corporation has reserved $2,350,000 of short-term investments as pledge for the loan. Amounts received are net of transaction costs of $197,789.	$3,891,077	$5,429,852

Balance of purchase price due to previous owners of Biodroga bearing interest at 5% until December 2018, reimbursable in quarterly principal payments of $93,750 from March 2016 to September 2018, with a final payment of $74,096. An amount of $2,501,016 bearing interest at 7% was reimbursed during the year. Payments under these agreements are only payable if covenants on the loan at prime plus 2.5% above are respected.	261,596	3,202,612

Authorized bank line of credit of $1,800,000 bearing interest at prime rate plus 1%, expiring on August 31, 2018.	490,000	—

Finance lease liabilities, interest rate from 6.25% to 7.13%, payable in monthly instalments of $2,345, maturing in November 2018 and March 2019.	18,683	44,644

Secured loan from Investissement Québec (“IQ”), principal balance authorized of $12,500,000, bearing interest at 8%, reimbursed during the year.	—	8,347,506

Loan, principal amount of 2.1 million GBP ($3,822,000), bearing interest at 12%, reimbursed during the year.	—	3,562,814

Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000, without collateral or interest, reimbursed during the year.	—	2,344,116

	4,661,356	22,931,544
Less current portion of loans and borrowings	4,661,356	7,192,315
Loans and borrowings	$—	$15,739,229

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

Interest of $986,986 ($2,592,659 for the thirteen-month period ended March 31, 2017) was recognized during the year ended March 31, 2018 on loans and borrowings.

Some of the proceeds resulting from the transaction with Aker BioMarine were used to completely reimburse the loan from IQ, the loan in GBP and the refundable contribution obtained from a federal program, and also to reduce balance of purchase price during the year ended March 31, 2018. See note 4.

The Corporation’s exposure to liquidity risks related to loans and borrowings is presented in note 21 (b).

11.  Long-term payable:

On September 30, 2016, Neptune through its subsidiary Biodroga entered into an exclusive, worldwide and royalty bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient. The agreement provides Neptune with the right to manufacture, distribute and sell MaxSimil in the nutraceutical field.

As at September 30, 2016, Neptune has recorded an intangible asset of US$850,000 ($935,804 at the discounted fair value) and a long-term payable of the same amount. In connection with this agreement, Neptune must also pay royalties based on sales, using this specialty ingredient. Minimum annual volumes must be reached for the duration of the agreement of 11 years (refer to note 23 (a)(i)). A royalty fee of $372,592 has been recorded for the year ended March 31, 2018 ($115,870 for the thirteen-month period ended March 31, 2017).

As at March 31, 2018, the short-term and long-term payable to Ingenutra Inc. are respectively $558,045 and $249,714 (2017 - $215,095 and $795,072).

12.	Capital and other components of equity:
(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➣	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➣

Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

(b)	Liability settled in shares:

On May 9, 2017, Neptune issued 630,681 common shares of the Corporation at a price of $1.35 per common share as final payment of a liability of $858,000 (US$ 625,000). Total issue costs related to this transaction amounted to $9,930 and were record against share capital.

(c)	DSUs released:

During the year ended March 31, 2018, Neptune issued 55,944 common shares of the Corporation to members of the Board of Directors for past services, the amount recorded was at the grant date fair value of the underlying shares of $1.43 per common share.

(d)	Share options exercised:

During the year ended March 31, 2018, Neptune issued 149,000 common shares of the Corporation at a weighted average exercise price of $1.72 per common share for a total cash consideration of $256,616.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

(e)	Warrants:

The warrants of the Corporation are composed of the following as at March 31, 2018 and 2017:

		March 31,		March 31,
		2018		2017
	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (i)	750,000	$648,820	750,000	$648,820

(i)	Exercise price of $3.37 per share and expiring on December 12, 2019.
13.	Non-controlling interests ("NCI"):

Before Acasti’s public financing which occurred on December 27, 2017, Neptune owned 33.96% of Acasti’s shares and had determined it had de facto control over and therefore consolidated Acasti. After the financing, the ownership interest of the Corporation in Acasti went down to 20.39% and 12.12% on a fully diluted basis (34.45% and 23.28% as at March 31, 2017). Therefore, management has determined that the Corporation lost the de facto control of the subsidiary. On January 22, 2018, Acasti issued additional overallotment shares pursuant to its December 27, 2017 financing, which brought the Corporation’s ownership interest to 19.78%. Following these events, the Corporation concluded it does not have significant influence over Acasti and accounts for the investment in Acasti at fair value as an available-for-sale financial asset with changes in fair value recognized in Other comprehensive income.

On December 27, 2017, the Corporation ceased consolidating Acasti and derecognized the assets and liabilities of its former subsidiary and the non-controlling interest in Acasti. The Corporation recognized its remaining non-controlling investment in Acasti at the fair value as at that date. The Corporation has 5,064,694 common shares of Acasti. The fair value of the investment in Acasti was determined to be $6,079,271 or $1.20 per share as at December 27, 2017. This investment was measured using Acasti’s stock market price, a level 1 input. The difference between the fair value of the investment and the book value of Acasti’s net assets and related non-controlling interest was recognized in the statement of earnings as a gain on loss of control of $8,783,613. The Corporation ceased to consolidate Acasti’s results from that date. Acasti represents the Cardiovascular segment (note 25).

The following table presents a reconciliation of the gain on loss of control for the year ended March 31, 2018:

December 27,
2017

Investment in Acasti at fair value	$6,079,271
Non-controlling interest	2,233,973
Acasti's assets before deconsolidation	(7,143,171)
Acasti's liabilities before deconsolidation	7,613,540
Gain on loss on control of Acasti	$8,783,613

The loss of control is a non-cash transaction excluded from the consolidated statement of cash flows, except for the cash reduction related to the cash position of Acasti on the date of loss of control.

As at March 31, 2018, the investment in Acasti is presented in “Other assets” in the consolidated statement of financial position. The fair value of the investment is $6,585,740 or $1.30 per share as at March 31, 2018, determined using Acasti’s stock market price, a level 1 input. The change in fair value since the loss of control amounted to a gain of $506,469 which is recorded in other comprehensive income.

Prior to this transaction, changes in ownership interest in the subsidiary that did not result in a loss of control were accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments were recognized in equity.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

During the year ended March 31, 2018, prior to the loss of control on December 27, 2017, the Corporation’s participation in Acasti changed as follows:

(i)	Acasti options and call-options expired, which impacted the non-controlling interest for an amount of ($1,466,459);
(ii)	Acasti issued shares resulting from the exercise of Series 2017 – Broker warrants, which impacted the non-controlling interest for an amount of $228,530;
(iii)	Acasti settled financing fees related to past financing, which impacted the non-controlling interest for an amount of ($102,011);
(iv)	Acasti issued shares to settle convertible debentures interest, which impacted the non-controlling interest for an amount of $51,965.

During the thirteen-month period ended March 31, 2017, the Corporation’s participation in Acasti changed as follows:

(v)	Acasti options and call-options expired, which impacted the non-controlling interest for an amount of $3,059,035.
(vi)	Public offering 2017:

On February 21, 2017, Acasti closed a public offering issuing 3,930,518 units of Acasti at a price of $1.45 per unit for gross proceeds of $5,699,251. The transaction costs associated with the Public Offering amounted to $1,190,730. The proceeds and transaction costs were considered as proceeds from change in ownership interest in subsidiary. Concurrent with the Public Offering, Acasti issued $2,000,000 aggregate principal amount of unsecured convertible debentures maturing February 21, 2020 and contingent warrants to acquire up to 1,052,630 Acasti Common Shares.

The impact of the Acasti public offering on the non-controlling interest amounted to $5,681,990. The impact of the private placement on the non-controlling interest amounted to $308,907.

14.	Other income:

On September 30, 2016, Neptune and Aker BioMarine (“Aker”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provided continued access for Aker to Neptune’s composition patents for the duration of the patents, in consideration of an upfront royalty payment of US$10 million payable over a period of 15 months. Neptune acquired rights to use Aker’s select krill oil-related patent portfolio for the duration of the patents in consideration of an upfront royalty payment of US$4 million payable over the same 15-month period. For the thirteen-month period ended March 31, 2017, Neptune recorded a royalty settlement income of $13,117,000 (US$10 million) and an intangible asset of $5,246,800 (US$4 million), which would be amortized over a period of 12 years. Accounts receivable and payable related to this agreement were presented on a net basis as they were to be settled on a net basis. The net balance receivable has been repaid prior to the transaction of sale of assets (note 4).

On March 31, 2017, Neptune and Enzymotec Ltd (“Enzymotec”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provided continued access for Enzymotec to Neptune’s krill-related patents for the duration of the patents, in consideration of an upfront royalty payment of US$1.63 million. The agreement provided also continued access for Neptune to Enzymotec’s krill-related patents with no consideration. Neptune has recorded a royalty settlement income of $2,184,758. The amount was received on March 31, 2017.

15.	Personnel expenses:

	March 31,	March 31,
	2018	2017
	(12 months)	(13 months)

Salaries and other short-term employee benefits	$9,833,691	$12,196,987
Severance	813,365	83,879
Share-based compensation	2,283,756	2,014,902
	$12,930,812	$14,295,768

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

16.	Finance costs:

	March 31,	March 31,
	2018	2017
	(12 months)	(13 months)

Interest charges and other finance costs	$(1,061,588)	$(2,764,389)
Interest expense on unsecured convertible debentures	(275,140)	—
Penalty on reimbursment, loss on financing and discounted fees on debt reimbursment (note 4)	(920,429)	—
Foreign exchange loss	(189,122)	(7,757)
Finance costs	$(2,446,279)	$(2,772,146)

17.	Share-based payments:

At March 31, 2018, the Corporation had the following share-based payment arrangements:

(a)	Corporation stock option plan:
(i)	Stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least the Market Price (as defined after) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the VWAP (volume weighted average trading price of the Common Shares) obtained for such Common Shares on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Days prior to the Grant Date (10-day VWAP). The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The Corporation can issue a number of Common Shares not exceeding 15% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan. The total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 5% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

		2018		2017
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2017 and March 1, 2016	$1.92	3,765,000	$2.50	4,242,025
Granted (i)	1.90	7,501,980	1.54	881,000
Exercised (note 12 (d))	1.72	(149,000)	—	—
Forfeited	1.54	(816,434)	2.69	(456,461)
Expired	2.93	(210,000)	3.84	(901,564)
Options outstanding at March 31, 2018 and 2017	$1.92	10,091,546	$1.92	3,765,000

Options exercisable at March 31, 2018 and 2017	$1.97	2,322,668	$2.07	2,115,666

(i)	Of the 7,501,980 options granted, 2,095,333 options have restrictions on their exercise subject to shareholder approval as required by the rules of the Toronto Stock Exchange.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

				2018

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.24 - $1.82	3.47	1,825,973	672,668	$1.66
$1.83 - $1.91	4.35	420,000	350,000	1.83
$1.92 - $2.05	4.69	6,470,573	—	—
$2.06 - $2.15	4.70	75,000	—	—
$2.16	3.64	1,300,000	1,300,000	2.16
	4.32	10,091,546	2,322,668	$1.97

The fair value of options granted, including 2,095,333 options issued during the year ended March 31, 2018 for which the fair value is revaluated at each reporting date until shareholder approval, has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the year ended March 31, 2018 and the thirteen-month period ended March 31, 2017:

	2018	2017

Exercise price	$1.90	$1.54
Share price	$1.81	$1.54
Dividend	‒	‒
Risk-free interest	1.50%	0.67%
Estimated life (years)	3.93	3.50
Expected volatility	48.60%	49.46%

The weighted average fair value of the options granted to employees during the year ended March 31, 2018 is $0.68 ($0.56 for the thirteen-month period ended March 31, 2017). No options were granted to non-employees during the year ended March 31, 2018 and the thirteen-month period ended March 31, 2017.

Stock-based compensation recognized under this plan amounted to $1,334,817 for the year ended March 31, 2018 ($768,368 for the thirteen-month period ended March 31, 2017).

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. As at March 31, 2018, all performance options were vested.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

The number and weighted average exercise prices of performance options are as follows:

	2018		2017
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2017 and March 1, 2016	$1.55	475,000	$1.55	625,000
Forfeited	1.55	(150,000)	1.55	(150,000)
Options outstanding at March 31, 2018 and 2017	$1.55	325,000	$1.55	475,000

Options exercisable at March 31, 2018 and 2017	$1.55	325,000	$—	—

2018
	Options outstanding		Exercisable options
Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.55	2.55	325,000	325,000	$1.55

Stock-based compensation recognized under this plan amounted to ($17,485) for the year ended March 31, 2018 ($187,649 for the thirteen-month period ended March 31, 2017).

(b)	Deferred Share Unit (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

	2018		2017
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April1, 2017 and March 1, 2016	$1.60	425,354	$1.72	75,000
Granted	1.27	201,342	1.57	350,354
Released through the issuance of common shares (note 12 (c))	1.43	(55,944)	—	—
DSUs outstanding at March 31, 2018 and 2017	$1.50	570,752	$1.60	425,354

DSUs exercisable at March 31, 2018 and 2017	$1.48	374,670	$1.59	240,004

Of the 570,752 DSUs outstanding as at March 31, 2018, 160,000 DSUs vest upon achievement of performance conditions to be achieved no later than June 30, 2019, which were modified during the year to change the performance conditions and vesting period, 72,164 DSUs vest upon services to be rendered during a period of twelve months from date of grant, 263,588 vested DSUs were granted for past services and 75,000 DSUs were in compensation for consulting services rendered by a member of the Board of Directors and are fully vested. However, the shares will be delivered when the consultant ceases to be a member of the board. The fair value of the DSUs is

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017 determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The weighted average fair value of the DSUs granted during the year ended March 31, 2018 was $1.27 ($1.57 for the thirteen-month period ended March 31, 2017).

Stock-based compensation recognized under this plan amounted to $305,813 for the year ended March 31, 2018 ($384,307 for the thirteen-month period ended March 31, 2017).

(c)	Corporation warrants:

As part of the NeuroBioPharm Plan of Arrangement for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm in February 2015, the rights over NeuroBioPharm warrants and call-options were exchanged for Neptune warrants.

The number and weighted average exercise prices of warrants are as follows:

	2018		2017
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	warrants	price	warrants

Warrants outstanding at April 1, 2017 and March 1, 2016	$21.50	24,174	$12.84	292,047
Forfeited	21.50	(465)	11.86	(129,122)
Expired	21.50	(23,709)	12.25	(138,751)
Warrants outstanding and exercisable at March 31, 2018 and 2017	$—	—	$21.50	24,174
(d)	Acasti stock option plan:

Stock-based compensation recognized under Acasti’s stock option plan amounted to $660,611 for the year ended March 31, 2018 ($674,578 for the thirteen-month period ended March 31, 2017). The amounts for the year ended March 31, 2018 and the thirteen-month period ended March 31, 2017 are included in the ‟share-based payment transactions’’ of the equity attributable to non-controlling interest.

18.	Income taxes:

Current income taxes expense (recovery):

	2018	2017

Current	$—	$2,294,471
Adjustment of prior year income taxes expense (recovery)	(1,932,831)	—
Current income taxes expense (recovery)	$(1,932,831)	$2,294,471

Deferred taxes expense:

	2018	2017

Recognition of previously unrecognized deductible temporary differences and tax losses of prior periods	$(114,226)	$(129,362)
Origination and reversal of temporary differences	(1,772,883)	(434,615)
Change in unrecognized deductible temporary differences	2,179,740	623,134
Deferred tax expense	$292,631	$59,157

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

Reconciliation of effective tax rate:

	2018	2017

Income before income taxes	$7,699,183	$3,233,477

Basic combined Canadian statutory income tax rate [1]	26.78%	26.87%
Income tax	$2,061,841	$868,835
Increase (decrease) resulting from:
Recognition of previously unrecognized deductible temporary differences and tax losses of prior periods	(114,226)	(129,362)
Change in unrecognized deductible temporary differences	2,179,736	623,134
Gain on loss of control of Acasti	(2,352,252)	—
Non taxable gain on sale of assets	(4,304,482)	—
Non-deductible stock-based compensation	611,590	538,145
Non-deductible change in fair value	9,733	70,929
Permanent differences and other	210,449	37,786
Change in statutory income tax rate	57,411	344,161
Total tax expense (recovery)	$(1,640,200)	$2,353,628
[1]	The Canadian combined statutory income tax rate has decreased due to a reduction in the provincial statutory income tax rate.

Recognized deferred tax assets and liabilities:

The details of changes of deferred income taxes are as follows for the year ended March 31, 2018:

	Balance as at			Balance as at
	March 31,	Recognized in	Recognized in	March 31,
	2017	equity	net income	2018

Tax losses carried forward	$1,376,971	$—	$5,964,843	$7,341,814
Research and development expenses	245,399	—	(222)	245,177
Intangible assets	(1,309,688)	—	112,806	(1,196,882)
Property, plant and equipment	(6,513)	—	(4,457,302)	(4,463,815)
Tax credits receivable	(40,708)	—	—	(40,708)
Prepaid royalty income	—	—	(1,912,756)	(1,912,756)
	$265,461	$—	$(292,631)	$(27,170)

The details of changes of deferred income taxes are as follows for the thirteen-month period ended March 31, 2017:

	Balance as at			Balance as at
	February 29,	Recognized in	Recognized in	March 31,
	2016	equity	net income	2017

Tax losses carried forward	$1,769,506	$–	$(392,535)	$1,376,971
Research and development expenses	247,409	–	(2,010)	245,399
Intangible assets	(1,549,950)	–	240,262	(1,309,688)
Property, plant and equipment	136,166	–	(142,679)	(6,513)
Tax credits receivable	(149,151)	–	108,443	(40,708)
Unsecured convertible debentures	–	(129,362)	129,362	–
	$453,980	$(129,362)	$(59,157)	$265,461

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

As at March 31, 2018, the amounts and expiry dates of tax attributes and temporary differences, for which no tax assets have been recognized, which are available to reduce future years’ taxable income were as follows. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Corporation can utilise the benefits there from.

	Federal	Provincial
Tax losses carried forward
2035	$5,812,000	$1,298,000
2036	3,052,000	3,052,000
2037	9,050,000	10,499,000
2038	754,000	754,000
	$18,668,000	$15,603,000

Research and development expenses, without time limitation	$10,906,000	$15,574,000

Tax credits receivable and recoverable:

Tax credits receivable comprise research and development investment tax credits receivable from the provincial government amounting to $49,597 ($139,932 as at March 31, 2017) which relate to qualifiable research and development expenditures under the applicable tax laws.

Tax credits recoverable comprise research and development investment tax credits recoverable against income taxes otherwise payable to the federal government.

Unused federal Research and Development investment tax credits of the nutraceutical segment, for which no benefit has been recognized, may be used to reduce future federal income taxes payable and expire as follows:

2022	$76,000
2023	217,000
2024	75,000
2025	53,000
2026	91,000
2027	145,000
2028	64,000
2029	107,000
2030	206,000
2031	244,000
2032	129,000
2033	124,000
2034	106,000
2035	281,000
2036	210,000
2037	141,000
$2,269,000

As at March 31, 2017, the Corporation had determined that there was reasonable assurance of realizing some federal tax credits generated by the nutraceutical business, prior to their scheduled expiry dates, given the income taxes on the net income of the nutraceutical segment for the thirteen-month period ended March 31, 2017. The Corporation then recognized tax credits recoverable of $1,966,757 at March 31, 2017. During the year ended March 31, 2018, in conjunction with the sale of assets transaction (note 4), the Corporation determined it to be more favorable to use federal tax losses instead of federal tax credits to offset income taxes otherwise payable. Therefore, the Corporation derecognized the federal tax assets recoverable previously recorded of $1,932,831 with a corresponding income tax recovery, with a nil net effect on net income and on the statement of financial position.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

The amounts recorded as tax credits receivable or recoverable are subject to a government tax audit and the final amount received may differ from those recorded.

19.	Income per share:

The following table provides a reconciliation between the number of basic and diluted shares outstanding:

	2018	2017

Weighted average number of common shares	78,599,208	77,945,548
Dilutive effect of deferred share units	373,039	200,339
Dilutive effect of stock options	387,049	—
Weighted average number of diluted shares	79,359,296	78,145,887

Number of anti-dilutive stock options, warrants and deferred share units excluded from diluted earnings per share calculation	8,798,979	5,232,178

Stock options, deferred share units and warrants could be dilutive in the future.

20.	Supplemental cash flow disclosure:
(a)	Changes in operating assets and liabilities:

	March 31,	March 31,
	2018	2017

Trade and other receivables	$10,547,497	$(7,026,796)
Tax credits receivable	108,821	645,334
Prepaid expenses	(981,444)	500,968
Inventories	(5,581,135)	4,619,832
Trade and other payables	3,312,306	(521,119)
Deferred revenues	109,950	206,036
Changes in operating assets and liabilities	$7,515,995	$(1,575,745)

(b)	Non-cash transactions:

	March 31,	March 31,
	2018	2017

Acquired property, plant and equipment included in trade and other payables	$456,774	$308,218
Intangible assets included in trade and other payables	453,436	140,731
Intangible assets included in trade and other receivables (note 14)	—	3,546,400
Intangible assets included in long-term payable	249,714	795,072
Liability settlement in shares	858,000	—
Acasti convertible debenture interest paid in shares of subsidiary	56,984	—
Reduction in goodwill on reduction of balance of purchase price	—	65,513
Acasti equity settled share-based payment included in equity and unsecured convertible debentures	—	94,200
Acasti issuance of broker warrants included in net proceeds from Acasti public offering	—	143,932
Acasti public offering transactions costs included in trade and other payables	—	380,765
Acasti reduction in share issue costs from reduction in trade and other payables	—	109,410
Acasti private placement transactions costs included in trade and other payables	—	40,305

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

(c)	Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Cash (used in) provided by financing activities			Non-cash changes
	Balance as at March 31, 2017	Proceeds	Repayments	Settlement of cross currency swap	Accretion of interest	Effect of foreign currency exchange rate changes	Financing and discounted fees	Changes in fair value	Balance as at March 31, 2018
Loan	$5,429,852	$–	$(1,571,432)	$–	$32,657	$–	$–	$–	$3,891,077
Balance of purchase price	3,202,612	–	(2,941,016)	–	–	–	–	–	261,596
Bank line of credit	–	490,000	–	–	–	–	–	–	490,000
Finance lease liabilities	44,644	–	(25,961)	–	–	–	–	–	18,683
Loan IQ	8,347,506	–	(8,593,775)	–	47,242	–	199,027	–	–
Loan in GBP (1)	3,562,814	–	(3,456,910)	–	16,594	(225,384)	102,886	–	–
Refundable contribution	2,344,116	–	(2,800,004)	–	100,855	–	355,033	–	–
Total long-term debt	$22,931,544	$490,000	$(19,389,098)	$–	$197,348	$(225,384)	$656,946	$–	$4,661,356

Interest rate swap liability (asset) used for hedging	$7,298	$–	$–	$–	$–	$–	$–	$(26,388)	$(19,090)

Cross currency swap liability	$207,839	$–	$–	$(58,999)	$–	$7,499	$–	$(156,339)	$–

(1) A penalty on debt reimbursement of $263,483 was recorded for the year ended March 31, 2018.

21.	Financial instruments:
(a)	Financial instruments – carrying values and fair values:

Financial assets and liabilities measured at fair value on a recurring basis are the investment in BlueOcean Nutrascience Inc. (“BlueOcean”) until the sale of common shares, the derivative warrant liabilities until December 27, 2017, the investment in Acasti since the loss of control (note 13) and derivative swap agreements.

(i)	Other investment:

In January 2018, the Corporation sold all units it held in the publicly traded shares of BlueOcean for total proceeds of $104,110. Prior to the sale, the investment was measured at fair value using its stock market price, a level 1 input, with changes in fair value recorded through other comprehensive income. The fair value of the investment at time of sale was $104,110 or $0.21 per share ($65,745 or $0.135 per share as at March 31, 2017). The change in fair value recorded through other comprehensive income amounted to a gain of $38,365 for the year ended March 31, 2018 ($104,705 for the thirteen-month period ended March 31, 2017). An amount of $381,687 was reclassified from other comprehensive income to net income on sale of the investment.

(ii)	Derivative warrant liabilities:

Warrants issued as part of a public offering of units of Acasti composed of Class A shares and Class A share purchase warrants of Acasti in 2014 were derivative liabilities for accounting purposes due to the currency of the exercise price being different from Acasti’s functional currency until December 27, 2017, date of loss of control.

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

The reconciliation of changes in fair value measurements of financial liabilities as at December 27, 2017 and March 31, 2017 is presented in the following table:

	December 27,	March 31,
	2017	2017

Opening balance at April 1, 2017 and March 1, 2016	$202,610	$151,343
Change in fair value (gain) loss	(189,001)	51,267
Loss of control of subsidiary (note 13)	(13,609)	—
Closing balance at December 27, 2017 and March 31, 2017	$—	$202,610

(iii)	Derivative swap agreements:

	March 31,	March 31,
	2018	2017

Non-current asset
Interest rate swap contract	$19,090	$—
	$19,090	$—

Non-current liabilities
Cross currency swap contract	$—	$207,839
Interest rate swap contract	—	7,298
	$—	$215,137

The Corporation used currency swap agreements to convert a long-term debt in pounds to the US dollar to mitigate its financial liabilities exposure to foreign currency risk as well as mitigate the risk from short-term financial assets denominated in US dollars. The Corporation did not apply hedge accounting to foreign currency differences arising from these agreements. These instruments were recorded into the consolidated statement of financial position at their fair value.

The change in fair value of these cross currency swaps amounted to a gain of $156,339 for the year ended March 31, 2018 and is accounted for in change in fair value of derivative assets and liabilities. The cross currency swaps were cancelled and settled for $58,999 following the transaction with Aker BioMarine (see note 4).

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting. Details of the interest rate swap is as follows:

	Fixed rate	Notional		March 31,	March 31,
	%	amount	Maturity	2018	2017

Interest rate swap agreement	2.94	$3,883,923	Dec. 27, 2018	$19,090	$(7,298)

The level 2 fair value determination of the interest rate swap is measured using a generally accepted valuation technique which is the discounted value of the difference between the value of the swap based on variable interest rates (estimated using the yield curve for anticipated interest rates) and the value of the swap based on the swap’s fixed interest rate. The Corporation’s and the counterparty’s credit risk is also taken into consideration in determining fair value. The interest rate swap is decreasing at the same proportion of the debt covered. The change in fair value is recognized in other comprehensive income.

An assumed 1% change in the interest rate would not have a material effect on the net income.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017 given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

(b)	Management of risks arising from financial instruments:

In the normal course of business, the Corporation is subject to various risks relating to credit, foreign exchange, interest rate and liquidity. The Corporation manages these risk exposures on an ongoing basis. The Corporation’s management is responsible for determining the acceptable level of risk and only uses derivative financial instruments to manage existing or anticipated risks, commitments or obligations based on its past experience. The following analysis provides a measurement of risks arising from financial instruments.

(i)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and cash equivalents and restricted short-term investments, which are managed by dealing only with highly-rated Canadian institutions. The carrying amount of these financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

Most sales' payment terms are set in accordance with industry practice. As at March 31, 2018, two customers accounted for respectively 19.7% and 10.8% of total trade accounts included in trade and other receivables. As at March 31, 2017, four customers accounted for respectively 13.3%, 13.1%, 12.7% and 10.6% of total trade accounts included in trade and other receivables. As a consequence of the sale of assets to Aker, most of the trade receivables as at March 31, 2018 are related to Biodroga’s customer.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

The aging of trade receivable balances and the allowance for doubtful accounts as at March 31, 2018 and 2017 were as follows:

	March 31,	March 31,
	2018	2017

Current	$3,908,804	$6,244,434
Past due 0-30 days	950,417	818,318
Past due 31-120 days	66,546	326,053
Past due over 121 days	606,829	625,752
Trade receivables	5,532,596	8,014,557

Less allowance for doubtful accounts	(605,964)	(623,856)
	$4,926,632	$7,390,701

The allowance for doubtful accounts is for customer accounts over 121 days past due that are not expected to be collected.

The movement in allowance for doubtful accounts in respect of trade receivables was as follows:

	March 31,	March 31,
	2018	2017

Balance, beginning of year	$623,856	$5,613,365
Bad debt expenses	—	30,847
Foreign exchange (gain) loss	(17,892)	(6,811)
Write-off against reserve	—	(5,013,545)
Balance, end of year	$605,964	$623,856

As at March 31, 2018, the allowance for doubtful accounts on other receivables is in the amount of $265,676 ($33,139 as at March 31, 2017), with the difference recorded as bad debt expense in the current year.

(ii)	Foreign exchange rate risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 63% (2017 - 67%) of the Corporation’s revenues are in US dollars and 2% (2017 - 7%) are in Euros. A small portion of the expenses, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	March 31,			March 31,
	2018			2017
	US$	US$	EURO	GBP

Cash and cash equivalents	$1,120,711	$5,204,124	$15,997	$1,778
Trade and other receivables	3,125,286	13,146,332	1,390,984	36,239
Trade and other payables	(1,338,182)	(6,566,584)	(463,134)	—
Long-term payable	(483,549)	(795,072)	—	—
Derivative financial liability swap	—	(30,741)	—	—
Long-term debt (1)	—	(3,682,294)	—	—
	$2,424,266	$7,275,765	$943,847	$38,017

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

(1)	This reflects the cross currency swap agreements applied to the debt in GBP.

The following exchange rates are those applicable for the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017:

		March 31,		March 31,
		2018		2017
	Average	Reporting	Average	Reporting

US$ per CAD	1.2834	1.2900	1.3134	1.3299
EURO per CAD	1.5008	1.5898	1.4424	1.4251
GBP per CAD	1.7022	1.8079	1.7275	1.6700

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar, Euro and GBP would have increased the net profit as follows, assuming that all other variables remained constant:

	March 31,			March 31,
	2018			2017
	US$	US$	EURO	GBP

Increase in net profit	$121,212	$363,787	$47,192	$1,901

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

In addition to the derivative swap agreements (refer to note 21 (a)(iii)), from time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

(iii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at March 31, 2018 and 2017 is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Restricted short-term investments	Short-term fixed interest rate
Loans and borrowings	Fixed and variable interest rates
Unsecured convertible debentures until the loss on control of Acasti	Fixed interest rates

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

The fixed rate borrowings expose the Corporation to a fair value risk but not cash flow interest rate risk.

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting (refer to note 21 (a)(iii)).

Based on currently outstanding loans and borrowings at variable rates and interest rate swap, an assumed 0.5% interest rate increase during the year ended March 31, 2018 would have decreased consolidated net income by $10,652 with an equal opposite effect for an assumed 0.5% decrease.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

(iv)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 24. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at March 31, 2018 and 2017:

					March 31,
					2018
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of dollars)	amount	cash flows	1 year	5 years	5 years

Trade and other payables and long-term payable	$6,998	$6,998	$6,748	$250	$–
Loans and borrowings *	4,661	4,818	4,818	–	–
	$11,659	$11,816	$11,566	$250	$–

*	Includes interest payments to be made at the contractual rate.

					March 31,
					2017
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of dollars)	amount	cash flows	1 year	5 years	5 years

Trade and other payables and long-term payable	$10,788	$10,788	$9,993	$795	$–
Loans and borrowings *	22,932	26,459	8,681	17,778	–
Unsecured convertible debentures *	1,406	2,463	160	2,303	–
Interest rate swap	7	7	7	–	–
Cross currency rate swap	208	208	208	–	–
	$35,341	$39,925	$19,049	$20,876	$–

*	Includes interest payments to be made at the contractual rate.
22.	Operating leases:

The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2018 to September 30, 2022.

During the year ended March 31, 2018, an amount of $615,989 was recognized as an expense in respect of operating leases. An amount of $264,137 has been recorded in selling, general and administrative expenses ($377,941 for the thirteen-month period ended March 31, 2017), $143,087 ($305,458 for the thirteen-month period ended March 31, 2017) has been recorded in cost of sales and $208,765 has been recorded in research and development (nil for the thirteen-month period ended March 31, 2017). Included in these amounts are the Corporation’s share of operating costs and taxes under the terms of the leases, in the amount of $72,020 and $110,234, respectively ($76,987 and $117,800, respectively, for the thirteen-month period ended March 31, 2017).

Minimum lease payments for the next five years are $453,219 in 2019, $381,727 in 2020, $336,174 in 2021, $336,174 in 2022 and $168,087 in 2023.

23.	Commitments and contingencies:
(a)	Commitments:
(i)

As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a speciality ingredient (note 11). According to this agreement, Neptune has to pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement of 11 years with a corresponding total remaining amount of minimum royalties of $5,800,000 (US$4,500,000).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

(ii)

A capital expenditure of $5,000,000 was approved by the Board of the Corporation to make its production facility ready and compliant for the extraction of cannabis oil. As at March 31, 2018, Neptune signed various capital expenditure contracts amounting to $4,043,487 of which $349,012 is included in trade and other payables and $507,983 has been paid.

(iii)  As at March 31, 2018, the Corporation has signed agreements with various partners amounting to $234,914 of which $35,765 is included in trade and other payables and $134,839 has been paid.

(vi)	As at March 31, 2018, the Corporation has signed agreements with various partners to execute research and development projects for a total remaining amount of $428,000.
(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. As of the date of these consolidated financial statements, no agreement has been reached. Neptune also filed an additional claim to recover certain amounts from this former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

(ii)

Under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

(iii)

The Corporation initiated arbitration against a customer that owed approximately $4,773,000 (US$3,700,000). The full amount receivable has been written-off. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this counterclaim is not valid, no additional provision has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at March 31, 2018 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

24.	Capital management:

The Corporation’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, including the cannabis project, selling, general and administrative expenses, its overall capital expenditures and those related to its debt reimbursement. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital. The Corporation is subject to certain financial covenants under its secured loan. As of March 31, 2018, the Corporation was in compliance with these financial covenants.

Since inception, the Corporation has financed its liquidity needs primarily through the cash coming from the sale of the krill business, cash flows from operating activities and liquidities, as well as the issuance of debt and common shares. The Corporation optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, investment tax credits, interest income and revenues from strategic partnerships, collaboration agreements and government assistance.

The Corporation defines capital as being the total of shareholders’ equity and loans and borrowings.

The Corporation’s primary objectives when managing capital are to:

•	Ensure that the Corporation will continue as a going concern while providing an appropriate investment return to its shareholders;
•	Optimize leverage position of the nutraceutical segment by generating positive cash flows and reducing the long-term debt;
•	Preserve its financial flexibility in order to continue to develop unique extracts and formulations in high potential growth segments such as medical and wellness cannabinoid-based products.

Cash, cash equivalents and restricted short-term investments:

As at March 31, 2018 cash amounted to $5,784,810 (March 31, 2017 – $12,808,173), and cash equivalents amounted to $18,502,297 (March 31, 2017 – $2,994,190).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

The Corporation cash equivalents and restricted short-term investments as at March 31, 2018 and 2017 are as follows:

			March 31,			March 31,
			2018			2017
	Maturity			Maturity
	date	Rate	Amount	date	Rate	Amount

Term deposit (1)	April 27, 2018	1.12%	$18,502,297	April 11, 2017	0.52%	$1,662,375
Term deposit (1)	—	—	—	April 25, 2017	0.53%	1,331,815
Restricted short-term investment as pledge for the acquisition of Biodroga	May 28, 2018	1.20%	2,350,000	June 1, 2017	1.05%	2,350,000
Restricted short-term investment	Dec. 11, 2018	0.90%	60,000	Dec. 11, 2017	0.85%	72,000
Restricted short-term investment as pledge for cross currency swaps	—	—	—	April 4, 2018	—	323,000

(1) Cashable at any time at the discretion of the Corporation, under certain conditions.

25.	Operating segments:

In prior periods and until the loss of control of the subsidiary Acasti on December 27, 2017, the Corporation had two reportable segments which were the Corporation’s strategic business units. As at March 31, 2018, the cardiovascular segment that develops pharmaceutical products for cardiovascular diseases is no longer a strategic business unit for Neptune. The nutraceutical segment, that produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids, which includes the results of Biodroga for the year and the results of krill oil manufacturing and distribution activities until its sale (see note 4), and the cannabis oil extraction project which began in October 2017 are now the strategic business segments of the Corporation.

Information regarding the results of each reportable segment is included below. The cardiovascular results are presented until the loss of control. Performance is measured based on segment net income (loss), as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved. The reportable segment assets of the Cardiovascular segment as at March 31, 2018 consists of the investment in Acasti (note 13).

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The amortization charge of the intangible license asset of the cardiovascular segment is eliminated upon consolidation.

As disclosed in note 4, the Sherbrooke facility has been repurposed from the krill oil activities and will be used for the development of unique extractions targeted towards high potential growth segments such as the cannabis industry and therefore, is now presented under the cannabis segment information.

The nutraceutical segment is the primary obligor of corporate expenses of the Corporation. Prior to the loss of control of Acasti, all material corporate expenses were allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not have represented the cost that the segments would otherwise need to incur, should they not have received these services or benefits through the shared resources of the Corporation or received financing from the nutraceutical segment. Subsequent to the loss of control of Acasti, all corporate expenses are presented within the nutraceutical segment as it is the primary obligator for these expenses and corporate costs have not been allocated for internal purpose.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

(a)	Information about reportable segments:

Year ended March 31, 2018:

			Cardiovascular	Intersegment
	Nutraceutical	Cannabis	(i)	eliminations	Total

Revenue from external sales and royalties	$27,645,582	$—	$—	$—	$27,645,582
Gross margin	6,324,292	—	—	—	6,324,292

Research and development expenses	(895,944)	(3,566,223)	(9,675,625)	1,742,121	(12,395,671)
Research tax credits and grants	(1,836,071)	—	84,119	—	(1,751,952)
Selling, general and administrative expenses	(11,946,772)	—	(2,761,478)	—	(14,708,250)
Other income – net gain on sale of assets	23,702,312	—	—	—	23,702,312
Income (loss) from operating activities	15,347,817	(3,566,223)	(12,352,984)	1,742,121	1,170,731

Gain on loss of control of subsidiary	8,783,613	—	—	—	8,783,613

Finance income	188,828	—	38,637	—	227,465
Finance costs	(2,090,867)	—	(355,412)	—	(2,446,279)
Change in fair value of derivative assets and liabilities and loss on sale of available-for-sale investment	(225,348)	—	195,740	(6,739)	(36,347)
Income (loss) before income tax	22,004,043	(3,566,223)	(12,474,019)	1,735,382	7,699,183

Income tax recovery	1,640,200	—	—	—	1,640,200
Net income (loss)	23,644,243	(3,566,223)	(12,474,019)	1,735,382	9,339,383

Depreciation and amortization	(2,224,814)	(1,054,170)	(2,005,019)	1,742,121	(3,541,882)
Stock-based compensation	(1,371,382)	(251,763)	(660,611)	—	(2,283,756)
Reportable segment assets	51,057,311	40,953,903	6,585,740	—	98,596,954
Reportable segment liabilities	11,057,797	1,005,387	—	—	12,063,184

(i)	Results of operations for the period starting April 1st, 2017 until December 27, 2017.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

Thirteen-month period ended March 31, 2017:

			Intersegment
	Nutraceutical	Cardiovascular	eliminations	Total

Revenue from external sales and royalties	$46,809,586	$7,797	$–	$46,817,383
Revenue from transactions to Cardiovascular segment	112,500	—	(112,500)	—
Gross margin	12,792,785	7,797	1,230	12,801,812

Research and development expenses	(1,774,038)	(7,991,232)	2,516,397	(7,248,873)
Research tax credits and grants	2,078,047	330,330	—	2,408,377
Selling, general and administrative expenses	(13,503,643)	(3,557,209)	—	(17,060,852)
Other income – royalty settlement	15,301,758	—	—	15,301,758
Income (loss) from operating activities	14,894,909	(11,210,314)	2,517,627	6,202,222

Finance income	31,180	124,509	(89,153)	66,536
Finance costs	(2,623,073)	(238,226)	89,153	(2,772,146)
Change in fair value of derivative assets and liabilities	(211,869)	(52,974)	1,708	(263,135)
Income (loss) before income tax	12,091,147	(11,377,005)	2,519,335	3,233,477

Income taxes (expense) recovery	(2,482,990)	129,362	—	(2,353,628)
Net income (loss)	9,608,157	(11,247,643)	2,519,335	879,849

Depreciation and amortization	(3,596,088)	(2,737,109)	2,516,397	(3,816,800)
Stock-based compensation	(1,340,324)	(674,578)	—	(2,014,902)
Reportable segment assets	98,163,888	25,454,825	(12,398,597)	111,220,116
Reportable segment liabilities	32,685,762	3,752,298	(18,182)	36,419,878

(b)	Geographic information:

Most of the Corporation’s assets are located in Canada.

The Corporation’s revenue from sales are attributed based on destination:

	2018	2017
	(12 months)	(13 months)

Canada	$11,494,565	$15,793,572
United States	11,581,085	23,795,544
Belgium	—	2,363,275
China	1,254,964	1,493,165
France	467,473	809,127
Uruguay	779,613	51,144
Other countries	590,769	1,428,534
	$26,168,469	$45,734,361

(c)	Information about major customers:

During the year ended March 31, 2018, the Corporation realized sales from the nutraceutical segment amounting to $4,529,350 from one customer accounting for 17.26% of consolidated revenues.

During the thirteen-month period ended March 31, 2017, the Corporation realized sales from the nutraceutical segment amounting to $7,478,492 from one customer accounting for 16.35% of consolidated revenues.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017

26.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017:

	2018	2017
	(12 months)	(13 months)

Short-term benefits (1)	$3,361,371	$2,988,124
Share-based compensation costs (2)	1,879,459	1,605,103
	$5,240,830	$4,593,227

(1)

An amount of $735,244 is included related to key management personnel of Acasti for fees incurred before the loss of control of the subsidiary ($756,405 for the thirteen-month period ended March 31, 2017).

(2)

An amount of $444,556 is included related to key management personnel of Acasti for fees incurred before the loss of control of the subsidiary ($544,703 for the thirteen-month period ended March 31, 2017).